Exhibit 99.1

For Immediate Release:	March 27, 2017

Two of the Best Banks in America Join Forces in Bank Merger

Conway, AR and Pompano Beach, FL – Home BancShares, Inc. (NASDAQ: HOMB) (“Home” or the “Company”), parent company of Centennial Bank, (“Centennial”), and Stonegate Bank (NASDAQ:SGBK) (“Stonegate”), headquartered in Pompano Beach, Florida, today announced the signing of a definitive agreement and plan of merger for Home to acquire Stonegate. Under the terms of the agreement, Stonegate will merge into Centennial and shareholders of Stonegate will receive proceeds from the transaction of approximately $749.8 million, consisting of approximately $50.0 million in cash and approximately $699.8 million of Home common stock. In addition, the holders of outstanding stock options of Stonegate will receive approximately $28.6 million in cash in cancellation of their options immediately before the merger, for a total transaction value of approximately $778.4 million.

Stonegate currently operates 25 branch locations in key Florida markets with significant presence in Broward and Sarasota counties. As of December 31, 2016, Stonegate had approximately $3.1 billion in total assets, $2.5 billion in total loans, and $2.7 billion in deposits.1 Upon completion of the acquisition, the Company will have approximately $13.5 billion in total assets.2

Home and Stonegate were both recently awarded a 2016 Raymond James Community Bankers Cup award. The Raymond James Community Bankers Cup awards recognized the top 28 community banks with assets between $500 million and $10 billion based on various profitability, operational efficiency, and balance sheet metrics. In addition, Forbes recently named Home as the 8th best bank in America among banks with assets from $8 billion to $2.5 trillion.

“The acquisition of Stonegate is a game-changer for Home in the Florida market. Stonegate is a top tier franchise with high profitability and has the perfect footprint to enhance Home’s presence in Florida,” said John Allison, Home’s Chairman. “This is another ‘Triple A’ transaction for Home: accretive to earnings per share, accretive to book value and accretive to tangible book value. Our shareholders will benefit on day one as we will be stronger together. Dave Seleski, Stonegate’s CEO, leads a terrific team of bankers and we all look forward to welcoming them to Home.”

“We are excited to join Home BancShares and Centennial Bank,” said Dave Seleski, Stonegate’s Chief Executive Officer. “Home and Stonegate are two very high performing franchises with a similar operating philosophy and customer focus. This is a great combination for our shareholders, customers and communities.”

“I have known and admired Dave Seleski and Stonegate for a long time. This transaction is the perfect fit for our Florida operation and is financially attractive to both parties,” said Tracy French, Centennial’s Chief Executive Officer. “More importantly, the organizational values of Stonegate, and its people, align very well with those of Home and we are all committed to providing Stonegate’s customers with the highest quality customer service that Centennial customers are accustomed to.”

The acquisition is expected to close in the fourth quarter of 2017 and is subject to Home and Stonegate shareholder approval, regulatory approval, and other conditions set forth in the merger agreement.

Additional Information

The Company’s executive management will host an investor conference call today, March 27, 2017 at 4:00 pm CDT (5:00 EDT). Interested parties can listen to this call by calling 1-877-508-9586 and asking for the Home BancShares conference call. A replay of the call will be available by calling 1-877-344-7529, Passcode: 10103902, which will be available until April 3, 2017 at 8:00 a.m. CDT (9:00 EDT). Internet access to the call will be available live or in recorded version on the Company’s website at www.homebancshares.com.

We encourage all participants to pre-register for the conference call using the following link: http://dpregister.com/10103902. Callers who pre-register will be given dial-in instructions and a unique PIN to gain immediate access to the live call. Participants may pre-register now, or at any time prior to the call, and will immediately receive simple instructions via email. The Home BancShares conference call will also be automatically scheduled as an event in your Outlook calendar.

Additional information regarding the acquisition is provided in a supplemental presentation available on the Company’s website at www.homebancshares.com, under the “Investor Relations” section.

Until Centennial and Stonegate convert to a single operating system, which is anticipated to occur in October 2017, Centennial and Stonegate customers should continue to do business at their current Centennial or Stonegate branches. Customers of both banks, however, will be able to use Centennial and Stonegate ATMs free of charge in the near future.

In connection with the acquisition of Stonegate, Home intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of Home common stock to be issued to shareholders of Stonegate in connection with the transaction. The Registration Statement will include a Joint Proxy Statement of Home and Stonegate and a Prospectus of Home, as well as other relevant materials regarding the proposed merger transaction involving Home and Stonegate. INVESTORS AND SECURITY HOLDERS OF HOME AND STONEGATE ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER TRANSACTION. Investors and security holders may obtain free copies of these documents, once they are filed, and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by Home at Home’s website at http://www.homebancshares.com, Investor Relations, or by contacting Jennifer Floyd, by telephone at (501) 339-2929.

Home and Stonegate and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Home and Stonegate in connection with the merger transaction. Information about the directors and executive officers of Home and their ownership of Home common stock is set forth in the proxy statement for Home’s 2017 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 1, 2017. Information about the directors and executive officers of Stonegate and their ownership of Stonegate common stock will be set forth in the Joint Proxy Statement/Prospectus to be included in the Registration Statement. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the merger transaction. Free copies of this document may be obtained as described in the preceding paragraph when it becomes available.

Home’s legal advisor on the transaction was Mitchell, Williams, Selig, Gates & Woodyard, PLLC, and RBC Capital Markets, LLC provided financial advice. Stonegate was advised by Keefe, Bruyette & Woods and the law firm of Squire Patton Boggs, and Hovde Group, LLC issued a fairness opinion to the Board of Directors of Stonegate.

General

Home BancShares, Inc. is a bank holding company headquartered in Conway, Arkansas. Our wholly-owned subsidiary, Centennial Bank, provides a broad range of commercial and retail banking plus related financial services to businesses, real estate developers, investors, individuals and municipalities. Centennial Bank has branch locations in Arkansas, Florida, South Alabama and New York City. The Company’s common stock is traded through the NASDAQ Global Select Market under the symbol “HOMB.”

This release contains forward-looking statements which include, but are not limited to, statements about the benefits of the business combination transaction involving Home and Stonegate, including the combined company’s future financial and operating results, plans, expectations, goals and outlook for the future. Statements in this press release that are not historical facts should be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements of this type speak only as of the date of this news release. By nature, forward-looking statements involve inherent risk and uncertainties. Various factors could cause actual results to differ materially from those contemplated by the forward-looking statements, including, but not limited to, (i) the possibility that the acquisition does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; (ii) changes in Home’s stock price before closing, (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Home and Stonegate operate; (iv) the ability to promptly and effectively integrate the businesses of Home and Stonegate; (v) the reaction to the transaction of the companies’ customers, employees and counterparties; and (vi) diversion of management time on acquisition-related issues. Additional information on factors that might affect Home BancShares, Inc.’s financial results is included in its Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on February 28, 2017.

[1]	Stonegate values pro-forma for recently closed acquisition of Insignia Bank.
[2]	Home BancShares values pro-forma for recently closed acquisitions of Giant Holdings, Inc. and The Bank of Commerce and proposed acquisition of Stonegate.

FOR MORE INFORMATION CONTACT

Home BancShares, Inc.	Centennial Bank	Stonegate Bank
Jennifer C. Floyd	Tracy French	Dave Seleski
Investor Relations Officer	Chief Executive Officer	Chief Executive Officer
(501) 339-2929	(501) 941-4278	(954) 315-5510

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